Filed by AOL Time Warner Inc.
                 Pursuant to Rule 425 under the Securities Act of 1933
                 Subject Company: AOL Time Warner Inc., America Online, Inc. and Time Warner Inc.
                 Commission File No. 333-30184

THE FOLLOWING EMAIL HAS BEEN SENT TO EMPLOYEES OF AMERICA ONLINE, INC.:

Subject: Last Chance to Vote for the AOL Time Warner Merger

June 20, 2000

Dear AOL Employees:

         We are writing just to remind you that you still have two more days to vote your shares in favor of the historic AOL Time Warner merger.

         The merger requires approval by a majority of all shares outstanding, so this is one election where your vote absolutely counts.

         If you own AOL stock through a broker, you can vote via the Internet by going to Welcome to ProxyVote.com [the words "Welcome to ProxyVote.com" are a hyperlink to http://www.proxyvote.com], or via phone by dialing 800-454-8683. You will need the unique control number printed on the proxy card or voting instructions you received by mail to vote by Internet or phone. If you have not received your shareholder documents, you should contact your broker directly to request new materials and ensure that your address is correct.

         On Friday morning, at 10:00 AM EDT, the AOL shareholder meeting will be broadcast live. You can find out how to tune in at the Investor Relations [the
words       "Investor       Relations"       are      a       hyperlink       to
http://www.corp.aol.com/investors.shtml?] page of the AOL Corporate web site.

         We  urge  you to  read  the  Joint  Proxy  Statement-Prospectus,  which contains important information. You may view online the Joint Proxy Statement-Prospectus and a shareholder brochure describing the anticipated
benefits         of        the         merger         by        going        to:
http://www.corp.aol.com/shareholder-broch.html.       The      Joint       Proxy
Statement-Prospectus, which has been filed with the Securities and Exchange Commission as part of a registration statement [the words "registration statement" are a hyperlink to the registration statement filed by AOL Time Warner Inc. and posted on the SEC's web site] and other documents incorporated by reference into the Joint Proxy Statement-Prospectus are available for free from the SEC at its Website at www.sec.gov. If you would prefer to receive, also for free, a hard copy of these documents, please send an e-mail to AOL's Investor Relations department at AOLIR@aol.com.

         Thank you in advance for taking the time to vote in support of this merger.

                                Sincerely,

                                Richard Hanlon
                                Vice President, Investor Relations

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We urge you to read the Joint Proxy Statement-Prospectus,  which AOL Time Warner has filed with the Securities and Exchange  Commission as part of a Registration
Statement,   because  it  contains  important   information.   The  Joint  Proxy
Statement-Prospectus was sent on or about May 23, 2000 to stockholders of Time Warner and America Online seeking their approval of the proposed AOL/Time Warner merger. You may obtain a free copy of the Joint Proxy Statement-Prospectus and other documents filed by AOL Time Warner (as well as by America Online and Time Warner, including documents incorporated by reference into the Joint Proxy Statement-Prospectus) with the Commission at the Commission's web site at
www.sec.gov.   AOL  stockholders  can  get  a  free  copy  of  the  Joint  Proxy
Statement-Prospectus and the AOL documents incorporated therein by reference by directing a request to America Online, Inc., 22000 AOL Way, Dulles, VA 20166,
Attention:   Investor   Relations,   telephone:   1-888-809-6263,   e-mail:  AOL
IR@aol.com. Time Warner stockholders can get a free copy of the Joint Proxy Statement-Prospectus and the Time Warner documents incorporated therein by reference by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, NY 10019, Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

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